UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 27, 2012.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

Banco Latinoamericano

de Comercio Exterior, S. A.

and Subsidiaries

Consolidated Balance Sheets as of June 30, 2012 (Unaudited) and December 31, 2011, and Related Consolidated Statements of Income, Stockholders’ Equity, Comprehensive Income (Loss) and Cash Flows (Unaudited) for the Three and Six Months Ended June 30, 2012 and 2011

Banco Latinoamericano de Comercio Exterior, S. A.

and Subsidiaries

Consolidated Financial Statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated balance sheets

(in US$ thousand, except share amounts)

	Notes	June 30, 2012	December 31, 2011
		(Unaudited)	(Audited)
Assets
Cash and due from banks	3,17	4,605	12,814
Interest-bearing deposits in banks (including pledged deposits of $28,845 in 2012 and $23,994 in 2011)	3,17	727,783	830,670
Trading assets (including pledged securities to creditors of $574 in 2012 and $18,988 in 2011)	4,17	7,111	20,436
Securities available-for-sale (including pledged securities to creditors of $150,572 in 2012 and $375,492 in 2011)	5,17	176,708	416,300
Securities held-to-maturity (fair value of $25,924 in 2012 and $26,637 in 2011) (including pledged securities to creditors of $17,399 in 2012 and $17,486 in 2011)	5,17	25,949	26,536
Investment fund	6,17	121,518	120,425
Loans	7,17	5,169,758	4,959,573
Less:
Allowance for loan losses	8,17	82,150	88,547
Unearned income and deferred fees		6,966	6,697
Loans, net		5,080,642	4,864,329

Customers' liabilities under acceptances	17	2,765	1,110
Accrued interest receivable	17	36,899	38,168
Premises and equipment (net of accumulated depreciation and amortization of $10,420 in 2012 and $17,881 in 2011)		12,414	6,673
Derivative financial instruments used for hedging - receivable	15,17	12,609	4,159
Other assets		17,658	18,412
Total assets		6,226,661	6,360,032

Liabilities and stockholders' equity
Deposits:	9,17
Noninterest-bearing - Demand		16,873	680
Interest-bearing - Demand		204,110	66,906
Time		2,156,185	2,235,920
Total deposits		2,377,168	2,303,506

Trading liabilities	4,17	87	5,584
Securities sold under repurchase agreement	3,4,5,10,17	154,856	377,002
Short-term borrowings	11,17	723,528	1,323,466
Acceptances outstanding	17	2,765	1,110
Accrued interest payable	17	18,501	11,790
Borrowings and long-term debt	12,17	2,055,923	1,487,548
Derivative financial instruments used for hedging - payable	15,17	53,526	53,742
Reserve for losses on off-balance sheet credit risk	8	9,986	8,887
Other liabilities		19,026	22,568
Total liabilities		5,415,366	5,595,203

Commitments and contingencies	14,15,17,19

Redeemable noncontrolling interest		3,719	5,547

Stockholders' equity:	13,16,20
"Class A" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
"Class B" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,531,926 in 2012 and 2011)		20,683	20,683
"Class E" common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 29,052,003 in 2012 and 28,257,827 in 2011)		214,890	214,890
Additional paid-in capital in excess of assigned value of common stock		122,279	130,177
Capital reserves		95,210	95,210
Retained earnings		407,407	372,644
Accumulated other comprehensive loss	5,15,16	(624)	(3,112)
Treasury stock		(96,676)	(115,617)
Total stockholders' equity		807,576	759,282

Total liabilities and stockholders' equity		6,226,661	6,360,032

The accompanying notes are an integral part of these consolidated financial statements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of income (Unaudited)

(in US$ thousand, except per share amounts)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Notes	2012	2011	2012	2011
Interest income:	15
Deposits with banks		512	178	1,096	360
Trading assets		-	447	69	1,135
Investment securities:
Available-for-sale		1,133	2,499	3,752	4,082
Held-to-maturity		173	230	348	458
Investment fund		46	594	649	983
Loans		44,963	31,946	89,292	61,734
Total interest income		46,827	35,894	95,206	68,752
Interest expense:	15
Deposits		2,964	1,852	6,036	3,747
Investment fund		22	26	36	46
Short-term borrowings		4,056	3,109	11,075	6,376
Borrowings and long-term debt		13,769	7,423	22,413	13,696
Total interest expense		20,811	12,410	39,560	23,865
Net interest income		26,016	23,484	55,646	44,887

Reversal of provision (provision) for loan losses	8	(2,916)	2,587	592	(2,225)

Net interest income, after reversal of provision (provision) for loan losses		23,100	26,071	56,238	42,662

Other income (expense):
Reversal of provision (provision) for losses on off-balance sheet credit risk	8	(2,002)	(3,075)	(1,099)	1,471
Fees and commissions, net		2,374	1,893	4,691	4,098
Derivative financial instruments and hedging	15	1,960	495	2,400	508
Recoveries, net of impairment of assets		-	(57)	-	(57)
Net gain from investment fund trading		3,727	13,314	6,536	17,813
Net gain (loss) from trading securities		769	(588)	9,199	(1,490)
Net gain on sale of securities available-for-sale	5	1,724	1,118	6,030	1,262
Gain (loss) on foreign currency exchange		(538)	165	(8,488)	531
Gain on sale of premises and equipment	18	5,626	-	5,626	-
Other income, net		133	229	930	250
Net other income		13,773	13,494	25,825	24,386

Operating expenses:
Salaries and other employee expenses		8,005	7,554	15,709	14,375
Depreciation and amortization of premises and equipment		506	620	970	1,242
Professional services		1,075	997	2,194	1,885
Maintenance and repairs		449	395	876	805
Expenses from the investment fund		331	1,164	614	1,277
Other operating expenses		3,180	2,674	6,012	4,802
Total operating expenses		13,546	13,404	26,375	24,386

Net income		23,327	26,161	55,688	42,662

Net income attributable to the redeemable noncontrolling interest		104	421	244	618

Net income attributable to Bladex		23,223	25,740	55,444	42,044

Basic earnings per share	13	0.61	0.70	1.48	1.14

Diluted earnings per share	13	0.61	0.69	1.47	1.14

Weighted average basic shares	13	37,833	36,943	37,557	36,838

Weighted average diluted shares	13	38,075	37,201	37,715	37,017

The accompanying notes are an integral part of these consolidated financial statements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income (loss) (Unaudited)
Six Months Ended June 30, 2012 and 2011
(in US$ thousand)

	Notes	2012	2011

Net income		55,688	42,662

Other comprehensive income (loss)

Unrealized gains on securities available-for-sale:
Unrealized gains arising from the period	16	7,099	4,687
Less: reclassification adjustments for net gains included in net income	16	(5,775)	(1,262)
Net change in unrealized gains on securities available-for-sale		1,324	3,425

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) arising from the period	16	512	377
Less: reclassification adjustments for net (gains) losses included in net income	16	739	(757)
Net change in unrealized losses on derivative financial instruments		1,251	(380)

Foreign currency translation adjustment, net of hedges:
Current period change		(216)	-
Change in foreign currency translation adjustment		(216)	-

Other comprehensive income		2,359	3,045

Comprehensive income		58,047	45,707

Comprehensive income attributable to the redeemable noncontrolling interest		115	618

Comprehensive income attributable to Bladex		57,932	45,089

The accompanying notes are an integral part of these consolidated financial statements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest (Unaudited)
Six Months Ended June 30, 2012 and 2011
(in US$ thousand)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated
		assigned value			other		Total	Redeemable
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	noncontrolling
	stock	stock	reserves	earnings	income (loss)	stock	equity	interest

Balances at January 1, 2011	279,980	133,815	95,210	320,153	(6,441)	(125,667)	697,050	18,950
Net income	-	-	-	42,044	-	-	42,044	618
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(14,321)
Other comprehensive income	-	-	-	-	3,045	-	3,045	-
Compensation cost - stock options and stock units plans	-	1,237	-	-	-	-	1,237	-
Exercised options and stock units vested	-	(4,388)	-	-	-	7,491	3,103	-
Dividends declared	-	-	-	(15,864)	-	-	(15,864)	-
Balances at June 30, 2011	279,980	130,664	95,210	346,333	(3,396)	(118,176)	730,615	5,247

Balances at January 1, 2012	279,980	130,177	95,210	372,644	(3,112)	(115,617)	759,282	5,547
Net income	-	-	-	55,444	-	-	55,444	244
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	1,714
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(3,657)
Other comprehensive income (loss)	-	-	-	-	2,488	-	2,488	(129)
Compensation cost - stock options and stock units plans	-	1,199	-	-	-	-	1,199	-
Exercised options and stock units vested	-	(9,097)	-	-	-	18,941	9,844	-
Dividends declared	-	-	-	(20,681)	-	-	(20,681)	-
Balances at June 30, 2012	279,980	122,279	95,210	407,407	(624)	(96,676)	807,576	3,719

The accompanying notes are an integral part of these consolidated financial statements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows (Unaudited)
Six Months Ended June 30, 2012 and 2011
(in US$ thousand)

	2012	2011
Cash flows from operating activities:
Net income	55,688	42,662
Adjustments to reconcile net income to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	882	(7,693)
Depreciation and amortization of premises and equipment	970	1,242
Provision (reversal of provision) for loan losses	(592)	2,225
Provision (reversal of provision) for losses on off-balance sheet credit risk	1,099	(1,471)
Net gain on sale of securities available-for-sale	(6,030)	(1,262)
Gain on sale of premises and equipment	(5,626)	-
Compensation cost - compensation plans	1,199	1,237
Amortization of premium and discounts on investments	1,965	3,333
Net decrease (increase) in operating assets:
Trading assets	12,608	27,232
Investment fund	(1,093)	13,321
Accrued interest receivable	1,269	(1,148)
Other assets	(1,102)	23,324
Net increase (decrease) in operating liabilities:
Trading liabilities	(5,497)	(2,184)
Accrued interest payable	6,711	60
Other liabilities	(3,321)	(20,690)
Net cash provided by operating activities	59,130	80,188

Cash flows from investing activities:
Net (increase) decrease in pledged deposits	(4,851)	10,485
Net decrease in deposits with original maturities greater than three months	30,000	-
Net increase in loans	(217,901)	(720,531)
Proceeds from the sale of loans	2,180	9,261
Acquisition of equipment and leasehold improvements	(9,110)	(1,291)
Proceeds from the sale of premises and equipment	8,023	-
Proceeds from the redemption of securities available-for-sale	139	2,229
Proceeds from the sale of securities available-for-sale	254,772	138,814
Proceeds from the redemption of securities held to maturity	500	-
Purchases of securities held-to-maturity	-	(500)
Purchases of investments available-for-sale	(17,944)	(291,174)
Net cash provided by (used in) investing activities	45,808	(852,707)

Cash flows from financing activities:
Net increase in due to depositors	73,662	263,617
Net decrease in short-term borrowings and securities sold under repurchase agreements	(822,084)	(8,387)
Proceeds from borrowings and long-term debt	817,827	499,000
Repayments of borrowings and long-term debt	(249,452)	(25,736)
Dividends paid	(18,800)	(14,700)
Subscriptions of redeemable noncontrolling interest	1,714	-
Redemptions of redeemable noncontrolling interest	(3,657)	(14,321)
Exercised stock options	9,844	3,103
Net cash provided by (used in) financing activities	(190,946)	702,576

Effect of exchange rate fluctuations on cash and cash equivalents	61	-

Net decrease in cash and cash equivalents	(85,947)	(69,943)
Cash and cash equivalents at beginning of the period	789,490	420,639
Cash and cash equivalents at end of the period	703,543	350,696

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	32,849	23,805

The accompanying notes are an integral part of these consolidated financial statements.

5

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

1.	Organization

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized supranational bank established to finance trade in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc., is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. exercises control over Bladex Asset Management Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, USA, serves as investment manager for Bladex Offshore Feeder Fund (the “Feeder”) and Bladex Capital Growth Fund (the “Fund”). In February 2012, Bladex Asset Management Inc., was registered with the Securities and Exchange Commission (“SEC”) as an investment adviser. On September 8, 2009, Bladex Asset Management Inc. was registered as a foreign entity in the Republic of Panama, to establish a branch in Panama, which is mainly engaged in providing administrative and operating services to Bladex Asset Management Inc. in USA.

-	The Feeder is an entity in which Bladex Head office owns 98.30% as of June 30, 2012, and 95.84% as of December 31, 2011. The Feeder was incorporated on February 21, 2006 under the laws of the Cayman Islands, and invests substantially all its assets in the Fund, which is also incorporated under the laws of the Cayman Islands. The Feeder and the Fund are registered with the Cayman Island Monetary Authority (“CIMA”), under the Mutual Funds Law of the Cayman Islands. The objective of the Fund is to achieve capital appreciation by investing in Latin American debt securities, stock indexes, currencies, and trading derivative instruments.

6

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

-	Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all its assets in Bladex Latam Fundo de Investimento Multimercado, which was also incorporated under the laws of Brazil on July 26, 2011.

The objective of Bladex Latam Fundo de Investimento Multimercado (the “Brazilian Fund”) is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets. Bladex Latam Fundo de Investimento Multimercado is registered with the Brazilian Securities Commission (“CVM”). This fund is a variable interest entity (“VIE”), and has been consolidated in these consolidated financial statements. As of June 30, 2012 and December 31, 2011, Bladex Investimentos Ltda. held 79.33% and 91.99%, respectively, of the Brazilian Fund’s net asset value.

-	BLX Brazil Ltd., was incorporated under the laws of the Cayman Islands on October 5, 2010. Bladex Head Office owns 99.80% of BLX Brazil Ltd. In turn, BLX Brazil Ltd. owns 99% of Bladex Asset Management Brazil – Gestora de Recursos Ltda. and Bladex Asset Management Inc. owns the remaining 1%. Bladex Asset Management Brazil – Gestora de Recursos Ltda. was incorporated under the laws of Brazil on January 6, 2011, and provides investment advisory services to Bladex Latam Fundo de Investimento Multimercado.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers of the Region. The New York Agency is also licensed by the State of New York Banking Department, USA, to operate an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina, in Mexico City, D.F. and Monterrey, Mexico, in Porto Alegre, Brazil, in Lima, Peru, in Bogota, Colombia, and an international administrative office in Miami, Florida, USA.

Bladex Head Office owns 50% of the equity shares of BCG PA LLC, a company incorporated under the laws of the State of Delaware, USA. This company owns “Class C” shares of the Fund that entitle it to receive a performance allocation on third-party investments in the Feeder and in the Fund.

Clavex LLC, a former subsidiary of Bladex Holdings, was dissolved on April 7, 2011, and its net assets were transferred to its controlling entity. Clavex S.A., a former subsidiary of Bladex Head Office, was dissolved on August 30, 2011, and its net assets were transferred to its Head Office.

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Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

2.	Summary of significant accounting policies

a)	Basis of presentation

These unaudited consolidated financial statements have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts presented in the consolidated financial statements and notes are expressed in dollars of the United Stated of America (“US$”), which is the Bank’s functional currency. The accompanying consolidated financial statements have been translated from Spanish to English for users outside of the Republic of Panama.

The Accounting Standards Codification (the “ASC”) issued by the Financial Accounting Standards Board (the “FASB”) constitute the single official source of authoritative, non-governmental GAAP, other than guidance issued by the SEC. All other literature is considered non-authoritative.

These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended December 31, 2011. Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but not required for interim reporting purposes, has been condensed or omitted.

As noted above, the notes to consolidated financial statements are unaudited.

b)	Principles of consolidation

The consolidated financial statements include the accounts of Bladex Head Office and its subsidiaries. Bladex Head Office consolidates its subsidiaries in which it holds a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority voting interest. All intercompany balances and transactions have been eliminated for consolidation purposes.

When Bladex holds an interest in investment companies under the “Feeder-Master” structure where the Feeder’s shareholding is diluted and such entity is registered as a mutual fund with a regulatory body, it is considered an investment company. In those cases, the Feeder, and thereby Bladex indirectly, consolidates its participation in the Fund in one line item in the balance sheet, as required by the specialized accounting in the ASC Topic 946 - Financial Services – Investment Companies.

c)	Variable interest entities

Variable interest entities (“VIE”) are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. The Bank would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

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Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

-	power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and
-	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

d)	Equity method

Investments in companies in which Bladex Head Office exercises significant influence, but not control over its financial and operating policies, and holds an equity participation of at least 20% but not more than 50%, are initially accounted for at cost, which is subsequently adjusted to record the participation of the investment in gains (losses) of the investee after the acquisition date.

e)	Specialized accounting for investment companies

The Feeder and the Fund are organized under a “Feeder-Master” structure. Under this structure, the Feeder invests all its assets in the Fund which in turn invests in various assets on behalf of its investor. Specialized accounting for investment companies requires the Feeder to reflect its investment in the Fund in a single line item equal to its proportionate share of the net assets of the Fund, regardless of the level of Feeder’s interest in the Fund. The Feeder records the Fund’s results by accounting for its participation in the net interest income and expenses of the Fund, as well as its participation in the realized and unrealized gains or losses of the Fund.

As permitted by ASC Topic 810-10-25-15 – Consolidation, when Bladex consolidates its investment in the Feeder, it retains the specialized accounting for investment companies applied by the Feeder in the Fund, reporting it within the “Investment fund” line item in the consolidated balance sheet, and presenting the third party investments in the Feeder in the “Redeemable noncontrolling interest” line item between liabilities and stockholders’ equity. The Bank reports interest income and expense from the Fund in the Investment fund line item within interest income and expense, realized and unrealized gains and losses in the “Net gain (loss) from investment fund trading” line item, and expenses from the Fund are reported in “Expenses from the investment fund” line item in the consolidated statements of income.

f)	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for credit losses, impairment of securities available-for-sale and held-to-maturity, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

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Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

g)	Cash equivalents

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

h)	Repurchase agreements

Repurchase agreements are generally treated as collateralized financing transactions. When the criteria set forth in the following paragraph are met to account for the transaction as secured financing, the transaction is recorded at the amounts at which the securities will be subsequently reacquired including interest paid, as specified in the respective agreements. Interest is recognized in the statement of income over the life of the transaction. The fair value of securities to be repurchased is continuously monitored, and additional collateral is obtained or provided where appropriate, to protect against credit exposure.

The Bank’s policy is to relinquish possession of the securities sold under agreements to repurchase. Despite such relinquishment of possession, repurchase agreements qualify as secured financings if and only if all of the following conditions are met: the repurchase agreement must grant the transferor the right and obligation to repurchase or redeem the transferred financial assets; the assets to be repurchased are the same or substantially the same as those transferred; the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; and the agreement is entered into concurrently at the transfer date.

When repurchase agreements do not meet the above-noted conditions, they qualify as sales of securities, for which the related security is removed from the balance sheet and a forward purchase agreement is recognized for the obligation to repurchase the security. Changes in fair value of the forward purchase agreement as well as any gain or loss resulting from the sale of securities under repurchase agreements are reported in earnings of the period within net gain (loss) from trading securities.

i)	Trading assets and liabilities

Trading assets and liabilities include bonds acquired for trading purposes, and receivables (unrealized gains) and payables (unrealized losses) related to derivative financial instruments which are not designated as hedges or which do not qualify for hedge accounting. These amounts include the derivative assets and liabilities net of cash received or paid, respectively, under legally enforceable master netting agreements. Trading assets and liabilities are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Unrealized and realized gains and losses on trading assets and liabilities are recorded in earnings as net gain (loss) from trading securities.

10

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

j)	Investment securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as: negotiable commercial paper, bonds and floating rate notes.

Interest on securities is recognized based on the interest method. Amortization of premiums and discounts are included in interest income as an adjustment to the yield.

Securities available-for-sale

These securities consist of debt instruments that the Bank buys with the intention of selling them prior to maturity and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. Unrealized gains and losses are reported as net increases or decreases to other comprehensive income (loss) (OCI) in stockholders’ equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

Securities held-to-maturity

Securities classified as held-to-maturity represent securities that the Bank has the ability and the intent to hold until maturity. These securities are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Impairment of securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary. Impairment of securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether unrealized losses are temporary include: the length of time and extent to which the market value has been less than cost, the severity of the impairment, the cause of the impairment and the financial condition of the issuer, activity in the market of the issuer which may indicate adverse credit conditions, the intent and ability of the Bank to retain the security for a sufficient period of time to allow of an anticipated recovery in the market value (with respect to equity securities) and the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities). If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

In cases where the Bank does not intend to sell a debt security and estimates that it will not be required to sell the security before the recovery of its amortized cost basis, the Bank periodically estimates if it will recover the amortized cost of the security through the present value of expected cash flows. If the present value of expected cash flows is less than the amortized cost of the security, it is determined that an other-than-temporary impairment has occurred. The amount of this impairment representing credit loss is recognized through earnings and the residual of the other-than-temporary impairment related to non-credit factors is recognized in other comprehensive income (loss).

11

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

In periods subsequent to the recognition of the other-than-temporary impairment, the difference between the new amortized cost and the expected cash flows to be collected is accreted as interest income. The present value of the expected cash flows is estimated over the life of the debt security.

The other-than-temporary impairment of securities held-to-maturity that has been recognized in other comprehensive income is accreted to the amortized cost of the debt security prospectively over its remaining life.

Interest accrual is suspended on securities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

k)	Investment Fund

The Feeder records its investment in the Fund at fair value, which is the Feeder’s proportionate interest in the net assets of the Fund.

The Fund invests in trading assets and liabilities that are carried at fair value, which is based upon quoted market prices when available. For financial instruments for which quoted prices are not available, the Fund uses independent valuations from pricing providers that use their own proprietary valuation models that take into consideration discounted expected cash flows, using market rates commensurate with the credit quality and maturity of the security. These prices are compared to independent valuations from counterparties. The Fund reports trading gains and losses from negotiation of these instruments as realized and unrealized gains and losses on investments.

l)	Other investments

Other investments that mainly consist of unlisted stock are recorded at cost and are included in other assets. The Bank determined that it is not practicable to obtain the market value of these investments, as these shares are not traded in a secondary market. Performance of these investments is evaluated periodically and declines that are determined to be other-than-temporary are charged to earnings as impairment on assets.

m)	Loans

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned income, deferred fees and allowance for loan losses. Interest income is recognized using the interest method. The amortization of net unearned income and deferred fees are recognized as an adjustment to the related loan yield using the effective interest method.

Purchased loans are recorded at acquisition cost. The difference between the principal and the acquisition cost of loans, the premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are expensed when incurred.

The Bank identifies loans as delinquent when no debt service and/or interest payment has been received for 30 days after such payments were due. The outstanding balance of a loan is considered past due when the total principal balance with one single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodical payment has been received for a period of 90 days after the agreed-upon date.

12

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Loans are placed in a non-accrual status when interest or principal is overdue for 90 days or more, or before if the Bank’s management believes there is an uncertainty with respect to the ultimate collection of principal or interest. Any interest receivable on non-accruing loans is reversed and charged-off against earnings. Interest on these loans is only recorded as earned when collected. Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are current; (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months; and (3) if in the Bank management’s opinion the loan is fully collectible.

A modified loan is considered a troubled debt restructuring when the debtor is experiencing financial difficulties and if the restructuring constitutes a concession to the debtor. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the debt or reduction of accrued interest, among others. Marketable securities received in exchange for loans under troubled debt restructurings are initially recorded at fair value, with any gain or loss recorded as a recovery or charge to the allowance, and are subsequently accounted for as securities available-for-sale.

A loan is considered impaired, and also placed on a non-accrual basis, when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to original contractual terms of the loan agreement. Factors considered by the Bank’s management in determining impairment include collection status, collateral value, and economic conditions in the borrower’s country of residence. Impaired loans also include those modified loans considered troubled debt restructurings. When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

The reserve for losses on impaired loans is determined considering all available evidence, including the present value of expected future cash flows discounted at the loan's original contractual interest rate and/or the fair value of the collateral, if applicable. If the loan’s repayment is dependent on the sale of the collateral, the fair value considers costs to sell.

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of debtor’s management and shareholders. A description of these indicators is as follows:

13

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Rating	Classification	Description
1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.

7	Special Mention	Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Substandard	Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.

9	Doubtful	Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the debtor presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Unrecoverable	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably they will also have difficulties to fulfill possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

In order to maintain a periodical monitoring of the quality of the portfolio, loans with ratings between 1 and 5 are reviewed annually, ratings 6 are reviewed semi-annually, and those with ratings above 6 are reviewed quarterly.

The Bank's lending portfolio is summarized in the following segments: corporations, sovereign, middle-market companies and banking and financial institutions. The distinction between corporations and middle-market companies depends on the client’s level of annual sales in relation to the country risk, among other criteria. Except for the sovereign segment, segments are broken down into state-owned and private.

The Bank's lending policy is applicable to all classes of loans.

n)	Transfer of financial assets

Transfers of financial assets, primarily loans, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or does not have the right to cause the assets to be returned. Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Bank recognizes the assets as sold and records in earnings any gain or loss on the sale. The Bank may retain interest in loans sold in the form of servicing rights. Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer. The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

14

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

o)	Allowance for credit losses

The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses. Additions to the allowance for credit losses are made by accreting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

The allowance for possible credit losses includes an asset-specific component and a formula-based component. The asset-specific component relates to the provision for losses on credits considered impaired and measured on a case-by-case basis. A specific allowance is established when the discounted cash flows (or observable market price of collateral) of the credit is lower than the carrying value of that credit. The formula-based component covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices. The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.
-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio. Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by Standard & Poor’s (“S&P”) probabilities of default for categories 6, 7 and 8, in view of the greater robustness of S&P data for such cases.
-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience.

Management can also apply complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data.

The allowance policy is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

p)	Fair value of guarantees including indirect indebtedness of others

The Bank recognizes at inception a liability for the fair value of obligations undertaken such as stand-by letters of credit and guarantees. Fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater.

15

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

q)	Fees and commissions

Loan origination fees, net of direct loan origination costs, are deferred, and the net amount is recognized as revenue over the contractual term of the loans as an adjustment to the yield. These net fees are not recognized as revenue during periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest. Underwriting fees are recognized as revenue when the Bank has rendered all services to the issuer and is entitled to collect the fee from the issuer, when there are no contingencies related to the fee. Underwriting fees are recognized net of syndicate expenses. In addition, the Bank recognizes credit arrangement and syndication fees as revenue after satisfying certain retention, timing and yield criteria. Fees received in connection with a modification of terms of a troubled debt restructuring are applied as a reduction of the recorded investment in the loan. Fees earned on letters of credit, guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

r)	Premises and equipment

Premises and equipment, including the electronic data processing equipment, are carried at cost less accumulated depreciation and amortization, except land, which is carried at cost. Depreciation and amortization are charged to operations using the straight-line method, over the estimated useful life of the related asset. The estimated original useful life for building is 40 years and for furniture and equipment is three to five years.

The Bank defers the cost of internal-use software that has a useful life in excess of one year in accordance with ASC Topic 350-40 - Intangibles – Goodwill and Other – Internal-Use Software. These costs consist of payments made to third parties related to the use of licenses and installation of both, software and hardware. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally consisting of 5 years.

s)	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

t)	Capital reserves

Capital reserves are established as a segregation of retained earnings and are, as such, a form of retained earnings. Even though the constitution of capital reserves is not required by the SBP, their reductions require the approval of the Bank’s Board of Directors and the SBP.

u)	Stock-based compensation and stock options plans

The Bank applies ASC Topic 718 – Compensation - Stock Compensation to account for compensation costs on restricted stock and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee. The fair value of each option is estimated at the grant date using a binomial option-pricing model.

16

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

v)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts and cross-currency swap contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed rates, and loans and borrowings in foreign currency. These contracts can be classified as fair value and cash flow hedges. In addition, forward foreign exchange contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than US dollar. These contracts are classified as net investment hedges.

The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swap, cross-currency swap, forward foreign exchange and future contracts used for risk management purposes that do not qualify for hedge accounting. The fair value of trading derivatives is reported as trading assets or trading liabilities, as applicable. Changes in realized and unrealized gains and losses and interest from these trading instruments are included in net gain (loss) from trading securities.

Derivatives for hedging purposes primarily include forward foreign exchange contracts and interest rate swap contracts in US dollars and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the balance sheet as derivative financial instruments used for hedging - receivable and payable, as applicable, and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported in current-period earnings. The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.
3.	The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

The Bank carries all derivative financial instruments in the consolidated balance sheet at fair value. For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings. If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. For qualifying cash flow hedges and net investment hedges, the effective portion of the change in the fair value of the derivative is recorded in OCI and recognized in the income statement when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of income as activities of derivative financial instruments and hedging. If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

17

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

w)	Foreign currency translation

Assets and liabilities of foreign subsidiaries whose local currency is considered their functional currency are translated into the reporting currency, US dollars, using period-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translations adjustments are reported as a component of the Other comprehensive income (loss) in the stockholders’ equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using period-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollars are included in current period’s earnings in the Gain on foreign currency exchange item.

x)	Income taxes

•	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract signed between the Republic of Panama and Bladex.
•	The Feeder, the Fund, and BLX Brazil Ltd. are not subject to income taxes in accordance with the laws of the Cayman Islands. These companies received an undertaking exempting them from taxation of all future profits until March 7, 2026 for the Feeder and the Fund, and until November 23, 2030 for BLX Brazil Ltd.
•	Bladex Representacao Ltda., Bladex Investimentos Ltda., and Bladex Asset Management Brazil – Gestora de Recursos Ltda. are subject to income taxes in Brazil.
•	The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Such amounts of income taxes have been immaterial to date.

y)	Redeemable noncontrolling interest

ASC Topic 810 - Consolidation requires that a noncontrolling interest, previously referred to as a minority interest, in a consolidated subsidiary be reported as a separate component of equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be presented separately, below net income in the consolidated statement of income.

Furthermore, in accordance with ASC 480-10-S99, equity securities that are redeemable at the option of the holder and not solely within the control of the issuer must be classified outside of equity. The terms of third party investments in the consolidated funds contain a redemption clause which allows the holders the option to redeem their investment at fair value.  Accordingly, the Bank presents the noncontrolling interest between liabilities and stockholders’ equity in the consolidated balance sheets.

18

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Net assets of the Feeder and the Brazilian Fund are measured and presented at fair value, given the nature of their net assets (i.e. represented mainly by cash and investments in securities).  Therefore, when calculating the value of the redeemable noncontrolling interest under ASC Topic 810, such amount is already recorded at its fair value and no further adjustments under ASC 480-10-S99 are necessary.

z)	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to Bladex (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options. The number of potential common shares that would be issued is determined using the treasury stock method.

aa)	Recently issued accounting standards

During 2011, the following update to standard (“ASU”), applicable to the Bank, was issued and not in effect, at the date of these financial statements.

ASU 2011-11 – Balance Sheet (Topic 210)

This update requires an entity to disclose information about financial instruments and derivative instruments that are either offset in the balance sheet or subject to enforceable master netting arrangements or similar agreements, irrespective of whether they are offset. Entities are required to disclose both gross and net information about instruments and transactions eligible for offset and instruments and transactions subject to an agreement similar to a master netting arrangement.

This update is effective for interim and annual periods beginning on or after January 1, 2013. Entities should provide the disclosures required by this update retrospectively for all comparative periods presented. The Bank is evaluating the potential impact of those disclosures.

19

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

3.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	June 30,	December 31,
(In thousands of US$)	2012	2011

Cash and due from banks	4,605	12,814
Interest-bearing deposits in banks	727,783	830,670
Total	732,388	843,484
Less:
Interest-bearing deposits with original maturities of more than three months	-	30,000
Pledged deposits	28,845	23,994
	703,543	789,490

On June 30, 2012 and December 31, 2011, the New York Agency had a pledged deposit with a carrying value of $3.0 million with the New York State Banking Department, as required by law since March 1994. As of June 30, 2012 and December 31, 2011, the Bank had pledged deposits with a carrying value of $25.8 million and $21.0 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

4.	Trading assets and liabilities

The fair value of trading assets and liabilities is as follows:

	June 30,	December 31,
(In thousands of US$)	2012	2011

Trading assets:
Sovereign bonds	6,766	20,415
Interest rate swaps	55	-
Cross-currency interest rate swaps	-	21
Forward foreign exchange	290	-
Total	7,111	20,436

Trading liabilities:
Interest rate swaps	-	748
Cross-currency interest rate swaps	1	4,836
Forward foreign exchange	15	-
Future contracts	71	-
Total	87	5,584

Sovereign bonds outstanding as of June 30, 2012 and December 31, 2011, generated losses of $4 thousand and $418 thousand during 2012 and 2011, respectively, which have been recorded in earnings.

As of June 30, 2012 and December 31, 2011, bonds with a carrying value of $0.6 million and $19.0 million, respectively, secured repurchase agreements accounted for as secured borrowings and derivative financial instruments transactions.

20

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

During the three and six months ended June 30, 2012 and 2011, the Bank recognized the following gains and losses related to trading derivative financial instruments:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US$)	2012	2011	2012	2011

Interest rate swaps	46	(224)	(105)	(311)
Cross-currency interest rate swaps	432	(162)	8,784	(533)
Forward foreign exchange	515	-	481	-
Future contracts	149	-	394	-
Total	1,142	(386)	9,554	(844)

These losses are reported in the Net gain (loss) from trading securities and Net gain (loss) from the investment fund trading lines in the consolidated statements of income.

In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 15.

As of June 30, 2012 and December 31, 2011, trading derivative liabilities include interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value hedges of securities available-for-sale and foreign-currency loans, respectively, that no longer qualify for hedge accounting.

As of June 30, 2012 and December 31, 2011, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

	June 30, 2012			December 31, 2011
	Nominal	Fair Value		Nominal	Fair Value
(In thousands of US$)	Amount	Asset	Liability	Amount	Asset	Liability

Interest rate swaps	41,269	55	-	17,000	-	748
Cross-currency interest rate swaps	29	-	1	85,163	21	4,836
Forward foreign exchange	3,741	290	15	-	-	-
Future contracts	5,957	-	71	139	-	-
Total	50,996	345	87	102,302	21	5,584

21

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

5.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale by country risk and type of debt, are as follows:

	June 30, 2012
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	13,664	29	33	13,660
Colombia	983	52	-	1,035
	14,647	81	33	14,695

Sovereign debt:
Brazil	28,103	2,141	46	30,198
Colombia	15,669	-	363	15,306
Honduras	16,185	-	200	15,985
Mexico	35,641	1,948	30	37,559
Panama	38,077	2,119	-	40,196
Venezuela	22,121	648	-	22,769
	155,796	6,856	639	162,013

Total	170,443	6,937	672	176,708

	December 31, 2011
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	45,937	152	2,094	43,995
Colombia	28,169	89	-	28,258
Peru	14,916	29	-	14,945
	89,022	270	2,094	87,198

Sovereign debt:
Brazil	44,541	2,401	376	46,566
Colombia	59,204	1,682	230	60,656
Guatemala	5,469	-	19	5,450
Honduras	16,384	-	166	16,218
Mexico	63,094	2,456	62	65,488
Panama	46,796	2,227	61	48,962
Peru	25,487	602	-	26,089
Venezuela	59,291	577	195	59,673
	320,266	9,945	1,109	329,102

Total	409,288	10,215	3,203	416,300

As of June 30, 2012 and December 31, 2011, securities available-for-sale with a carrying value of $150.6 million and $375.5 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

22

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table discloses those securities that have had unrealized losses for less than 12 months and for 12 months or longer:

	June 30, 2012
(In thousands of US$)	Less than 12 months		12 months or longer		Total
		Unrealized		Unrealized		Unrealized
	Fair	Gross	Fair	Gross	Fair	Gross
	Value	Losses	Value	Losses	Value	Losses

Corporate debt	10,000	33	-	-	10,000	33
Sovereign debt	41,304	342	12,312	296	53,616	638
	51,304	375	12,312	296	63,616	671

	December 31, 2011
(In thousands of US$)	Less than 12 months		12 months or longer		Total
		Unrealized		Unrealized		Unrealized
	Fair	Gross	Fair	Gross	Fair	Gross
	Value	Losses	Value	Losses	Value	Losses

Corporate debt	33,366	2,094	-	-	33,366	2,094
Sovereign debt	110,589	1,109	-	-	110,589	1,109
	143,955	3,203	-	-	143,955	3,203

Gross unrealized losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers. The sovereign debt that shows an unrealized gross loss for more than twelve months relates to a counterparty whose payment performance is and continues to be strong. The price of the bond in question has seen a recovery during 2012. Historically, this counterparty has not failed to perform on its obligations. As of June 30, 2012 the Bank does not intent to sell and will not be required to sell this security available-for-sale showing gross unrealized losses before the recovery of its amortized cost. As a result, the Bank does not consider this exposure to be other-than temporary impaired.

The following table presents the realized gains and losses on sale of securities available-for-sale:

(In thousands of US$)	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Gains	1,724	1,124	6,141	1,268
Losses	-	(6)	(111)	(6)
Net	1,724	1,118	6,030	1,262

The amortized cost and fair value of securities available-for-sale by contractual maturity as of June 30, 2012, are shown in the following table:

	Amortized	Fair
(In thousands of US$)	Cost	Value

Due within 1 year	42,518	42,980
After 1 year but within 5 years	127,925	133,728
	170,443	176,708

23

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity by country risk and type of debt are as follows:

	June 30, 2012
	Amortized	Unrealized	Unrealized	Fair
(In thousands of US$)	Cost	Gross Gain	Gross Loss	Value

Corporate debt:
Panama	6,550	3	-	6,553

Sovereign debt:
Colombia	13,013	-	97	12,916
Honduras	4,386	19	-	4,405
Panama	2,000	50	-	2,050
	19,399	69	97	19,371

Total	25,949	72	97	25,924

	December 31, 2011
	Amortized	Unrealized	Unrealized	Fair
(In thousands of US$)	Cost	Gross Gain	Gross Loss	Value

Corporate debt:
Panama	7,050	-	-	7,050

Sovereign debt:
Colombia	13,015	40	-	13,055
Honduras	4,471	1	-	4,472
Panama	2,000	60	-	2,060
	19,486	101	-	19,587

Total	26,536	101	-	26,637

Securities that show gross unrealized losses have had losses for less than 12 months; and therefore, such losses are considered temporary.

The amortized cost of securities held-to-maturity by contractual maturity as of June 30, 2012, are shown in the following table:

Amortized
(In thousands of US$)	Cost

Due within 1 year	10,936
After 1 year but within 5 years	15,013
25,949

As of June 30, 2012 and December 31, 2011, securities held-to-maturity with a carrying value of $17.4 million and $17.5 million, respectively, were pledged to secure repurchase agreements accounted for as secured financings.

24

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

6.	Investment fund

The balance in the investment fund for $121.5 million as of June 30, 2012 and $120.4 million as of December 31, 2011 represents the participation of the Feeder in the net asset value (NAV) of the Fund.

The Fund’s net assets are mainly composed by cash, investments in equity and debt instruments, and derivative financial instruments that are quoted and traded in active markets.

As of June 30, 2012, the Feeder owns 97.72% of the Fund with a total of 90,724.4 shares issued, divided in 839.0 “Class A” shares, 846.3 “Class A1” shares and 89,039.1 “Class B”.

As of December 31, 2011, the Feeder owns 98.03% of the Fund with a total of 93,094.3 shares issued, divided in 2,948.0 “Class A” shares, 397.9 “Class A1” shares, 89,040.3 “Class B” shares and 708.1 “Class E1” shares.

The Fund has issued “Class A”, “Class A1”, “Class B”, “Class C”, “Class D”, “Class E” and “Class E1” shares and administrative shares. “Class A”, “Class A1” and “Class B” shares are participating shares in the net gains (losses) of the Fund, and only differ in relation to certain administrative fees. “Class C” and “Class D” shares do not participate in the net gains (losses) of the Fund; they are only entitled to the performance allocation from “Class A”, “Class A1” and “Class B” shares. The “Class E” and “Class E1” shares are not subject to either administrative fees or performance allocation. The Bank owns the Feeder’s and the Fund’s administrative shares.

“Class A”, “Class A1” and “Class E” shares can be redeemed monthly by investors with 30 day’s notice. $100 million of the “Class B” shares can be redeemed starting in 2012.

25

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

7.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousands of US$)	June 30,	December 31,
	2012	2011

Corporations:
Private	2,190,143	2,089,520
State-owned	467,964	232,893
Banking and financial institutions:
Private	1,628,019	1,716,406
State-owned	331,188	447,757
Middle-market companies:
Private	517,778	445,731
Sovereign	34,666	27,266
Total	5,169,758	4,959,573

The composition of the loan portfolio by industry is as follows:

(In thousands of US$)	June 30,	December 31,
	2012	2011

Banking and financial institutions	1,959,207	2,164,163
Industrial	991,955	967,929
Oil and petroleum derived products	945,033	645,875
Agricultural	816,955	730,119
Services	186,180	264,895
Mining	53,715	37,723
Sovereign	34,666	27,266
Others	182,047	121,603
Total	5,169,758	4,959,573

Loans classified by debtor’s credit quality indicators are as follows:

(In thousands of US$)	June 30, 2012
			Banking and financial		Middle-market
	Corporations		institutions		companies	Sovereign
Rating (1)	Private	State-owned	Private	State-owned	Private		Total
1-6	2,166,143	467,964	1,628,019	331,188	517,778	34,666	5,145,758
7	-	-	-	-	-	-	-
8	24,000	-	-	-	-	-	24,000
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,190,143	467,964	1,628,019	331,188	517,778	34,666	5,169,758

(In thousands of US$)	December 31, 2011
			Banking and financial		Middle-market
	Corporations		institutions		companies	Sovereign
Rating (1)	Private	State-owned	Private	State-owned	Private		Total
1-6	2,057,520	232,893	1,716,406	447,757	445,731	27,266	4,927,573
7	-	-	-	-	-	-	-
8	24,000	-	-	-	-	-	24,000
9	8,000	-	-	-	-	-	8,000
10	-	-	-	-	-	-	-
Total	2,089,520	232,893	1,716,406	447,757	445,731	27,266	4,959,573

(1)	Current ratings as of June 30, 2012 and December 31, 2011, respectively.

26

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The remaining loan maturities are summarized as follows:

(In thousands of US$)	June 30,	December 31,
	2012	2011
Current:
Up to 1 month	918,017	395,091
From 1 month to 3 months	1,123,214	1,110,307
From 3 months to 6 months	912,832	1,095,632
From 6 months to 1 year	909,496	767,526
From 1 year to 2 years	613,890	539,077
From 2 years to 5 years	651,243	1,000,486
More than 5 years	16,704	18,654
	5,145,396	4,926,773

Delinquent	362	800

Restructured and impaired:
Current balances with impairment	24,000	32,000
Past due balances with impairment	-	-
	24,000	32,000

Total	5,169,758	4,959,573

The following table provides a breakdown of loans by country risk:

(In thousands of US$)	June 30,	December 31,
	2012	2011
Country:
Argentina	372,128	389,591
Brazil	1,811,488	1,852,152
Chile	345,543	376,297
Colombia	354,512	734,213
Costa Rica	281,600	109,263
Dominican Republic	83,334	118,275
Ecuador	78,511	21,676
El Salvador	20,531	21,098
France	39,656	-
Germany	5,000	5,000
Guatemala	176,128	161,107
Honduras	47,615	45,509
Jamaica	41,798	1,768
Mexico	433,694	416,353
Netherlands	61,520	20,000
Nicaragua	4,846	9,995
Panama	154,939	118,526
Paraguay	19,487	30,286
Peru	617,012	341,784
Spain	5,945	340
Trinidad and Tobago	114,471	76,340
Uruguay	100,000	110,000
	5,169,758	4,959,573

27

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The fixed and floating interest rate distribution of the loan portfolio is as follows:

(In thousands of US$)	June 30,	December 31,
	2012	2011

Fixed interest rates	2,838,216	2,360,115
Floating interest rates	2,331,542	2,599,458
	5,169,758	4,959,573

As of June 30, 2012 and December 31, 2011, 87% and 84%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

The following is a summary of information in non-accruing loans, and interest amounts on non-accruing loans:

(In thousands of US$)	June 30,	December 31,
	2012	2011
Loans in non-accrual status
Private corporations	24,000	32,000
Private middle-market companies	-	-
Total loans in non-accrual status	24,000	32,000

	Six months	Six months
	ended	ended
	June 30, 2012	June 30, 2011

Foregone interest revenue at beginning of the period	946	996
Interest which would have been recorded if the loans had not been in a non-accrual status	1,077	1,219
Interest income collected on non-accruing loans	(1,057)	(1,174)
Foregone interest revenue at end of the period	966	1,041

An analysis of non-accruing loans with impaired balances as of June 30, 2012 and December 31, 2011 is detailed as follows:

					Three months ended	Six months ended
(In thousands of US$)	June 30, 2012				June 30, 2012	June 30, 2012
		Unpaid		Average	Interest	Interest
	Recorded	principal	Related	principal	income	income
	investment	balance	allowance	loan balance	recognized	recognized
With an allowance recorded
Private corporations	24,000	24,000	9,600	24,000	540	1,057
Total	24,000	24,000	9,600	24,000	540	1,057

					Three months ended	Six months ended
(In thousands of US$)	December 31, 2011				June 30, 2011	June 30, 2011
		Unpaid		Average	Interest	Interest
	Recorded	principal	Related	principal	income	income
	investment	balance	allowance	loan balance	recognized	recognized
With an allowance recorded
Private corporations	32,000	32,000	14,800	26,860	568	1,174
Total	32,000	32,000	14,800	26,860	568	1,174

28

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

As of June 30, 2012 and December 31, 2011, there were no impaired loans without related allowance.

As of June 30, 2012 and December 31, 2011, the Bank did not have any troubled debt restructurings.

The following table presents an aging analysis of the loan portfolio:

(In thousands of US$)	June 30, 2012
				Greater
	91-120	121-150	151-180	than 180	Total			Total
	days	days	days	days	Past Due	Delinquent	Current	Loans
Corporations	-	-	-	-	-	-	2,658,107	2,658,107
Banking and financial institutions	-	-	-	-	-	-	1,959,207	1,959,207
Middle-market companies	-	-	-	-	-	-	517,778	517,778
Sovereign	-	-	-	-	-	362	34,304	34,666
Total	-	-	-	-	-	362	5,169,396	5,169,758

(In thousands of US$)	December 31, 2011
				Greater
	91-120	121-150	151-180	than 180	Total			Total
	days	days	days	days	Past Due	Delinquent	Current	Loans
Corporations	-	-	-	-	-	-	2,322,413	2,322,413
Banking and financial institutions	-	-	-	-	-	-	2,164,163	2,164,163
Middle-market companies	-	-	-	-	-	800	444,931	445,731
Sovereign	-	-	-	-	-	-	27,266	27,266
Total	-	-	-	-	-	800	4,958,773	4,959,573

As of June 30, 2012 and December 31, 2011, the Bank has credit transactions in the normal course of business with 25% and 29%, respectively, of its Class “A” and “B” stockholders. All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s corporate governance and control procedures. As of June 30, 2012 and December 31, 2011, approximately 15% and 19%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of June 301, 2012, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

29

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

8.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components:

a)	Allowance for loan losses:

(In thousands of US$)	Three Months Ended June 30, 2012
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	45,576	24,610	8,854	170	79,210
Provision (reversal of provision) for loan losses	2,267	1,317	(595)	(73)	2,916
Loan recoveries and other	(2)	26	-	-	24
Loans written-off against the allowance for loan losses	-	-	-	-	-
Balance at end of the period	47,841	25,953	8,259	97	82,150

Components:
Generic allowance	38,241	25,953	8,259	97	72,550
Specific allowance	9,600	-	-	-	9,600
Total allowance for loan losses	47,841	25,953	8,259	97	82,150

(In thousands of US$)	Three Months Ended June 30, 2011
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	56,696	20,610	5,794	326	83,426
Provision (reversal of provision) for loan losses	(6,877)	2,502	1,879	(91)	(2,587)
Loan recoveries and other	-	-	-	-	-
Loans written-off against the allowance for loan losses	-	-	-	-	-
Balance at end of the period	49,819	23,112	7,673	235	80,839

Components:
Generic allowance	38,619	23,112	7,373	235	69,339
Specific allowance	11,200	-	300	-	11,500
Total allowance for loan losses	49,819	23,112	7,673	235	80,839

(In thousands of US$)	Six Months Ended June 30, 2012
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	48,865	30,523	8,952	207	88,547
Provision (reversal of provision) for loan losses	4,798	(4,587)	(693)	(110)	(592)
Loan recoveries and other	(2)	17	-	-	15
Loans written-off against the allowance for loan losses	(5,820)	-	-	-	(5,820)
Balance at end of the period	47,841	25,953	8,259	97	82,150

30

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

(In thousands of US$)	Six Months Ended June 30, 2011
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	54,160	18,790	5,265	400	78,615
Provision (reversal of provision) for loan losses	(4,341)	4,323	2,408	(165)	2,225
Loan recoveries and other	-	-	-	-	-
Loans written-off against the allowance for loan losses	-	(1)	-	-	(1)
Balance at end of the period	49,819	23,112	7,673	235	80,839

Provision (reversal of provision) of generic allowance for credit losses are mostly related to changes in volume and composition of the credit portfolio. The decrease in the generic allowance for loan losses in 2012 was primarily due to an increased exposure in countries, customers and type of transactions with better ratings and a decreased exposure in those with lower ratings.

Following is a summary of loan balances and reserves for loan losses:

(In thousands of US$)	June 30, 2012
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Allowance for loan losses
Specific allowance	9,600	-	-	-	9,600
Generic allowance	38,241	25,953	8,259	97	72,550
Total of allowance for loan losses	47,841	25,953	8,259	97	82,150
Loans
Loans with specific allowance	24,000	-	-	-	24,000
Loans with generic allowance	2,634,107	1,959,207	517,778	34,666	5,145,758
Total loans	2,658,107	1,959,207	517,778	34,666	5,169,758

(In thousands of US$)	December 31, 2011
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Allowance for loan losses
Specific allowance	14,800	-	-	-	14,800
Generic allowance	34,065	30,523	8,952	207	73,747
Total of allowance for loan losses	48,865	30,523	8,952	207	88,547
Loans
Loans with specific allowance	32,000	-	-	-	32,000
Loans with generic allowance	2,290,413	2,164,163	445,731	27,266	4,927,573
Total loans	2,322,413	2,164,163	445,731	27,266	4,959,573

31

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

b)	Reserve for losses on off-balance sheet credit risk:

(In thousands of US$)	Three Months Ended June 30,
	2012	2011
Balance at beginning of the period	7,984	8,789
Provision for losses on off-balance sheet credit risk	2,002	3,075
Balance at end of the period	9,986	11,864

(In thousands of US$)	Six Months Ended June 30,
	2012	2011
Balance at beginning of the period	8,887	13,335
Provision (reversal of provision) for losses on off-balance sheet credit risk	1,099	(1,471)
Balance at end of the period	9,986	11,864

The reserve for losses on off-balance sheet credit risk reflects the Bank’s management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 14). The 2012’s increase in the reserve for losses on off-balance sheet credit risk was primarily due to changes in volume, composition, and risk profile of the portfolio.

9.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

(In thousands of US$)	June 30,	December 31,
	2012	2011
Demand	220,983	67,586
Up to 1 month	1,101,800	1,474,088
From 1 month to 3 months	486,572	402,472
From 3 months to 6 months	301,269	196,016
From 6 months to 1 year	249,000	151,800
From 1 years to 2 years	7,000	-
From 2 years to 5 years	10,544	11,544
	2,377,168	2,303,506

The following table presents additional information about deposits:

(In thousands of US$)	June 30,	December 31,
	2012	2011
Aggregate amounts of time deposits of $100,000 or more	2,105,717	2,233,044
Aggregate amounts of deposits in offices outside Panama	228,625	220,340
Interest expense paid to deposits in offices outside Panama	621	983

32

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

10.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $154.9 million and $377.0 million as of June 30, 2012 and December 31, 2011, respectively.

During the period of three months ended June 30, 2012 and 2011, interest expense related to financing transactions under repurchase agreements totaled $0.4 million and $0.3 million, respectively, were recorded.

During the period of six months ended June 30, 2012 and 2011, interest expense related to financing transactions under repurchase agreements totaled $1.2 million and $0.7 million, respectively, were recorded. These expenses are presented in the consolidated statements of income as interest expense –borrowings.

11.	Short-term borrowings

The breakdown of short-term borrowings due to financial institutions, together with contractual interest rates, is as follows:

	June 30,	December 31,
(In thousands of US$)	2012	2011
Advances from financial institutions:
At fixed interest rates	578,468	1,005,357
At floating interest rates	145,060	318,109
Total short-term borrowings	723,528	1,323,466

Average outstanding balance during the period	1,013,638	1,100,059

Maximum balance at any month-end	1,300,641	1,323,466

Range of fixed interest rates on borrowings in U.S. dollars	0.95% to 2.64%	0.84% to 2.64%

Range of floating interest rates on borrowings in U.S. dollars	1.57% to 2.04%	1.11% to 2.01%

Fixed interest rate on borrowings in Euros	2.98%	2.98%

Fixed interest rate on borrowings in Renminbis	-	6.65%

Floating interest rate on borrowings in Mexican pesos	-	5.70%

Weighted average interest rate at end of the period	1.72%	1.84%

Weighted average interest rate during the period	1.87%	1.22%

33

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

12.	Borrowings and long-term debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of Euro-Notes and other issuances in Latin America. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, is as follows:

	June 30,	December 31,
(In thousands of US$)	2012	2011

Borrowings:
At fixed interest rates with due dates from September 2012 to June 2014	15,585	15,696
At floating interest rates with due dates from July 2012 to September 2014	1,443,460	1,426,237
Total borrowings	1,459,045	1,441,933

Debt:
At fixed interest rates with due dates from November 2014 to April 2017	447,364	45,615
At floating interest rates with due dates in March 2015	149,514	-
Total debt	596,878	45,615

Total borrowings and long-term debt outstanding	2,055,923	1,487,548

Average outstanding balance during the period	1,787,995	1,391,440

Maximum outstanding balance at any month-end	2,152,584	1,548,404

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.91% to 3.75%	1.50%

Range of floating interest rates on borrowings and debt in U.S. dollars	0.67% to 2.58%	0.62% to 2.30%

Range of fixed interest rates on borrowings and debt in Mexican pesos	7.60% to 9.90%	7.50% to 9.90%

Range of floating interest rates on borrowings and debt in Mexican pesos	5.42% to 6.26%	5.66% to 6.30%

Fixed interest rate on debt in Peruvian nuevos soles	6.50%	6.50%

Weighted average interest rate at the end of the period	2.86%	2.16%

Weighted average interest rate during the period	2.56%	1.94%

The Bank's funding activities include: (i) Euro Medium Term Note Program (“EMTN”), which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its initials in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years; (iii) a Program in Peru to issue corporate bonds under a private offer in Peruvian nuevos soles (“PEN”), offered exclusively to institutional investors domiciled in the Republic of Peru, for an maximum aggregate limit of the equivalent of $300 million, with different maturities and interest rate structures.

34

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2012, the Bank was in compliance with all covenants.

The future remaining maturities of long-term debt and borrowings outstanding as of June 30, 2012, are as follows:

(In thousands of US$)
Due in:	Outstanding

2012	171,084
2013	404,527
2014	929,580
2015	149,514
2017	401,218
2,055,923

13.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three Months Ended		Six Months Ended
(In thousands of US$, except per share amounts)	June 30,		June 30,
	2012	2011	2012	2011

Net income attributable to Bladex for both basic and diluted EPS	23,223	25,740	55,444	42,044

Weighted average common shares outstanding applicable to basic EPS	37,833	36,943	37,557	36,838
Basic earnings per share	0.61	0.70	1.48	1.14

Weighted average common shares outstanding applicable to diluted EPS	37,833	36,943	37,557	36,838
Effect of dilutive securities (1):
Stock options and restricted stock units plans	242	258	158	179
Adjusted weighted average common shares outstanding applicable to diluted EPS	38,075	37,201	37,715	37,017
Diluted earnings per share	0.61	0.69	1.47	1.14

(1) As of June 30, 2011, weighted average options of 72,053 were excluded from the computation of diluted earnings per share because the option’s exercise price was greater than the average quoted market price of the Bank’s common stock. As of June 30, 2012, the computation of earnings per share did not exclude any weighted average options.

14.	Financial instruments with off-balance sheet credit risk

In the normal course of business, to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet credit risk. These financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

35

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

(In thousands of US$)	June 30,	December 31,
	2012	2011
Confirmed letters of credit	265,436	266,547
Stand-by letters of credit and guarantees - Commercial risk	72,507	18,899
Credit commitments	113,318	75,962
	451,261	361,408

As of June 30, 2012, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousands of US$)
Maturities	Amount
Within 1 year	449,964
From 2 to 5 years	606
After 5 years	691
451,261

As of June 30, 2012 and December 31, 2011 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousands of US$)	June 30,	December 31,
Country:	2012	2011
Argentina	36,222	92
Bolivia	2,511	944
Brazil	106,777	41,116
Chile	15,920	12,367
Colombia	-	2,396
Costa Rica	-	11,661
Dominican Republic	2,496	1,603
Ecuador	159,608	215,272
El Salvador	25	2,025
Guatemala	290	501
Honduras	425	400
Jamaica	150	295
Mexico	1,724	14,677
Panama	56,781	1,801
Paraguay	-	81
Peru	1,092	2,467
Spain	4,054	9,660
Switzerland	-	500
United States of America	-	21,780
Venezuela	63,186	21,770
	451,261	361,408

36

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Letters of credit and guarantees

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional customers in connection with financing between its customers and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a customer’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

15.	Derivative financial instruments for hedging purposes

As of June 30, 2012 and December 31, 2011, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	June 30, 2012			December 31, 2011
(In thousands of US$)	Nominal	Fair Value (1)		Nominal	Fair Value (1)
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	480,000	4,614	7,498	125,000	16	10,317
Cross-currency interest rate swaps	379,866	2,332	42,609	215,107	56	40,574
Cash flow hedges:
Interest rate swaps	-	-	-	20,000	-	512
Cross-currency interest rate swaps	42,173	4,975	5	42,336	3,549	-
Forward foreign exchange	68,604	203	3,414	53,264	249	2,339
Net investment hedges:
Forward foreign exchange	6,036	485	-	6,036	289	-
Total	976,679	12,609	53,526	461,743	4,159	53,742

Net gain (loss) on the ineffective portion of hedging activities as of June 30, 2012 and 2011 (2)	2,400			434

(1) The fair value of assets and liabilities is reported within the derivative financial instruments used for hedging - receivable and payable lines in the consolidated balance sheets, respectively.

(2) Gains and losses resulting from ineffectiveness and credit risk in hedging activities are reported within the derivative financial instruments and hedging line in the consolidated statements of income.

37

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

Three Months Ended June 30, 2012
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Cross-currency interest rate swaps	437	Gain (loss) on foreign currency exchange	72	-
Forward foreign exchange	(65)	Interest income – loans	(54)	-
		Interest expense - borrowings	256	-
		Gain (loss) on foreign currency exchange	(1,939)	-
Total	372		(1,665)	-
Derivatives – net investment hedge
Forward foreign exchange	401	Gain (loss) on foreign currency exchange	-

Three Months Ended June 30, 2011
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	231		-	-
Cross-currency interest rate swaps	829	Gain (loss) on foreign currency exchange	875	-
Forward foreign exchange	(59)	Interest income – loans	(46)	-
		Gain (loss) on foreign currency exchange	45	-
Total	1,001		874	-

Six Months Ended June 30, 2012
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	217		-	-
Cross-currency interest rate swaps	1,416	Gain (loss) on foreign currency exchange	470	-
Forward foreign exchange	(1,121)	Interest income – loans	(125)	-
		Interest expense - borrowings	512	-
		Gain (loss) on foreign currency exchange	(1,596)	-
Total	512		(739)	-

Derivatives – net investment hedge
Forward foreign exchange	195	Gain (loss) on foreign currency exchange	-

38

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Six Months Ended June 30, 2011
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	460		-	-
Cross-currency interest rate swaps	63	Gain (loss) on foreign currency exchange	829	-
Forward foreign exchange	(147)	Interest income – loans	(86)	-
		Gain (loss) on foreign currency exchange	14	-
Total	376		757	-

The Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

Three Months Ended June 30, 2012
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(720)	1,161	441
	Interest expense – borrowings and debt	445	(3,913)	(3,468)
	Derivative financial instruments and hedging (ineffectiveness)	176	-	176
Cross-currency interest rate swaps	Interest income – loans	(64)	168	104
	Interest expense – borrowings and debt	2,358	(4,749)	(2,391)
	Derivative financial instruments and hedging (ineffectiveness)	1,784	-	1,784
	Gain (loss) on foreign currency exchange	(15,393)	15,450	57
		(11,414)	8,117	(3,297)

Three Months Ended June 30, 2011
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(1,774)	2,680	906
Cross-currency interest rate swaps	Interest income – loans	(10)	17	7
	Interest expense – borrowings and debt	1,073	(1,858)	(785)
	Derivative financial instruments and hedging (ineffectiveness)	421	-	421
	Gain (loss) on foreign currency exchange	1,483	(1,515)	(32)
		1,193	(676)	(517)

39

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Six Months Ended June 30, 2012
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(1,544)	2,396	852
	Interest expense – borrowings and debt	445	(3,913)	(3,468)
	Derivative financial instruments and hedging (ineffectiveness)	176	-	176
Cross-currency interest rate swaps	Interest income – loans	(73)	182	109
	Interest expense – borrowings and debt	3,924	(7,741)	(3,817)
	Derivative financial instruments and hedging (ineffectiveness)	2,224	-	2,224
	Gain (loss) on foreign currency exchange	604	(837)	(233)
		5,756	(9,913)	(4,157)

Six Months Ended June 30, 2011
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(4,419)	6,635	2,216
Cross-currency interest rate swaps	Interest income – loans	(20)	29	9
	Interest expense – borrowings and debt	2,064	(3,651)	(1,587)
	Derivative financial instruments and hedging (ineffectiveness)	434	-	434
	Gain (loss) on foreign currency exchange	6,033	(6,119)	(86)
		4,092	(3,106)	986

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk. All such positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 2.39 years.

40

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The Bank estimates that approximately $329 thousand of gains reported in OCI as of June 30, 2012 related to forward foreign exchange contracts are expected to be reclassified into interest expense as an adjustment to yield of hedged liabilities during the remaining of 2012.

The Bank estimates that approximately $441 thousand of losses reported in OCI as of June 30, 2012 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the remaining of 2012.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes that have been disclosed in Note 4.

16.	Accumulated other comprehensive income (loss)

As of June 30, 2012 and 2011 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments, and foreign currency translation is as follows:

Six Months Ended June 30, 2012

(In thousands of US$)	Securities available- for-sale	Derivative financial instruments	Foreign currency translation adjustment, net of hedges	Total
Balance as of January 1, 2012	(1,728)	(640)	(744)	(3,112)
Net unrealized gains arising from the period	7,710	140	-	7,850
Reclassification adjustment for gains included in net income (1)	(3,841)	(926)	-	(4,767)
Foreign currency translation adjustment, net	-	-	(92)	(92)
Balance as of March 31, 2012	2,141	(1,426)	(836)	(121)
Net unrealized gains (losses) arising from the period	(611)	372	-	(239)
Reclassification adjustment for (gains) losses included in net income (1)	(1,934)	1,665	-	(269)
Foreign currency translation adjustment, net	-	-	5	5
Balance as of June 30, 2012	(404)	611	(831)	(624)

41

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Six Months Ended June 30, 2011

(In thousands of US$)	Securities available- for-sale	Derivative financial instruments	Foreign currency translation adjustment, net of hedges	Total
Balance as of January 1, 2011	(3,744)	(2,697)	-	(6,441)
Net unrealized gains (losses) arising from the period	3,328	(624)	-	2,704
Reclassification adjustment for (gains) losses included in net income (1)	(144)	117	-	(27)
Balance as of March 31, 2011	(560)	(3,204)	-	(3,764)
Net unrealized gains (losses) arising from the period	1,359	1,001	-	2,360
Reclassification adjustment for (gains) losses included in net income (1)	(1,118)	(874)	-	(1,992)
Balance as of June 30, 2011	(319)	(3,077)	-	(3,396)

(1) Reclassification adjustments include amounts recognized in net income during the current period that had been part of other comprehensive income (loss) in this and previous periods.

17.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in ASC Topic 820 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

42

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Trading assets and liabilities and securities available-for-sale

When quoted prices are available in an active market, available-for-sale securities and trading assets and liabilities are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

Investment fund

The Fund is not traded in an active market and, therefore, representative market quotes are not readily available. Its fair value is adjusted on a monthly basis based on its financial results, its operating performance, its liquidity and the fair value of its long and short investment portfolio that are quoted and traded in active markets. Such investment is classified within level 2 of the fair value hierarchy.

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to over-the-counter derivative instruments, in which the base valuation generally discounts expected cash flows using the London Interbank Offered Rate (“LIBOR”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

43

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	June 30, 2012
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Trading assets
Sovereign bonds	6,766	-	-	6,766
Interest rate swaps	-	55	-	55
Forward foreign exchange	-	290	-	290
Total trading assets	6,766	345	-	7,111
Securities available –for-sale
Corporate debt	25,409	-	-	25,409
Sovereign debt	150,895	404	-	151,299
Total securities available-for-sale	176,304	404	-	176,708
Investment fund	-	121,518	-	121,518
Derivative financial instruments - receivable
Interest rate swaps	-	4,614	-	4,614
Cross-currency interest rate swaps	-	7,307	-	7,307
Forward foreign exchange	-	688	-	688
Total derivative financial instruments - receivable	-	12,609	-	12,609
Total assets at fair value	183,070	134,876	-	317,946

Liabilities
Trading liabilities
Cross-currency interest rate swaps	-	1	-	1
Forward foreign exchange	-	15	-	15
Futures	-	71	-	71
Total trading liabilities	-	87	-	87
Derivative financial instruments - payable
Interest rate swaps	-	7,498	-	7,498
Cross-currency interest rate swaps	-	42,614	-	42,614
Forward foreign exchange	-	3,414	-	3,414
Total derivative financial instruments - payable	-	53,526	-	53,526
Total liabilities at fair value	-	53,613	-	53,613

44

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	December 31, 2011
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Trading assets
Sovereign bonds	20,415	-	-	20,415
Cross-currency interest rate swaps	-	21	-	21
Total trading assets	20,415	21	-	20,436
Securities available –for-sale
Corporate debt	87,198	-	-	87,198
Sovereign debt	328,544	558	-	329,102
Total securities available-for-sale	415,742	558	-	416,300
Investment fund	-	120,425	-	120,425
Derivative financial instruments - receivable
Interest rate swaps	-	16	-	16
Cross-currency interest rate swaps	-	3,605	-	3,605
Forward foreign exchange	-	538	-	538
Total derivative financial instruments - receivable	-	4,159	-	4,159
Total assets at fair value	436,157	125,163	-	561,320

Liabilities
Trading liabilities
Interest rate swaps	-	748	-	748
Cross-currency interest rate swaps	-	4,836	-	4,836
Total trading liabilities	-	5,584	-	5,584
Derivative financial instruments - payable
Interest rate swaps	-	10,829	-	10,829
Cross-currency interest rate swaps	-	40,574	-	40,574
Forward foreign exchange	-	2,339	-	2,339
Total derivative financial instruments - payable	-	53,742	-	53,742
Total liabilities at fair value	-	59,326	-	59,326

ASC Topic 825 - Financial Instruments requires disclosure of fair value of financial instruments including those assets and liabilities for which the Bank did not elect the fair value option. Bank’s management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are limitations in any estimation technique. The estimated fair value amounts have been measured as of their respective period-ends, and have not been re-expressed or updated subsequent to the dates of these consolidated financial statements. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

45

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value are not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value.

Securities held-to-maturity

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect at the end of the relevant period.

Borrowings and short and long-term debt

The fair value of short-term and long-term debt and borrowings is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, taking into account the changes in the Bank’s credit margin.

Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements which consider the counterparty risks.

46

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

(In thousands of US$)	June 30, 2012
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)
Financial assets:
Instruments with carrying value that approximates fair value	772,052	772,052	-	772,052	-
Securities held-to-maturity	25,949	25,924	17,320	8,604	-
Loans, net of allowance (1)	5,080,642	5,174,194	-	5,174,194	-

Financial liabilities:
Instruments with carrying value that approximates fair value	2,553,290	2,552,796	-	2,552,796	-
Short-term borrowings	723,528	699,653	-	699,653	-
Borrowings and long-term debt	2,055,923	2,506,561	-	2,506,561	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	10,394	9,596	-	9,596	-

(1) The carrying value of loans is net of the Allowance for loan losses of $82.2 million for June 30, 2012.

	December 31, 2011
	Carrying Value	Fair Value
Financial assets:
Instruments with carrying value that approximates fair value	882,762	882,762
Securities held-to-maturity	26,536	26,637
Loans, net of allowance (1)	4,864,329	4,913,473

Financial liabilities:
Instruments with carrying value that approximates fair value	2,693,408	2,692,832
Short-term borrowings	1,323,466	1,319,350
Borrowings and long-term debt	1,487,548	1,441,919
Commitments to extend credit, standby letters of credit, and financial guarantees written	10,497	9,807

(1) The carrying value of loans is net of the Allowance for loan losses of $88.5 million for December 31, 2011.

18.	Gain on sale of premises and equipment

In June 2012, the Bank recorded a gain on sale of premises and equipment of $5.6 million due to the sale of its former head office’s premises. Bank’s new head office is on a leased property in Business Park Tower V, in Panama City.

47

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

19.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

20.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of June 30, 2012, the Bank’s capital adequacy ratio is 17% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

21.	Business segment information

The Bank’s activities are operated and managed in three segments, Commercial, Treasury and Asset Management. The segment information reflects this operational and management structure, in a manner consistent with the requirements outlined in ASC Topic 280 - Segment Reporting. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

In 2011, the Bank made the following changes in the measurement methods used to determine segment profit or loss. Current period´s interest expenses allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment. Current period´s operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment. Prior periods’ presentation allocated interest expenses and overhead operating expenses based on the segments average portfolio.

The Bank incorporates net operating income(3) by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from the net income, the impact of reversals of reserves for loan losses and off-balance sheet credit risk, and recoveries on assets. In addition, the Bank’s net interest income represents the main driver of net operating income; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for securities available-for-sale and trading assets and liabilities, which are included in net other income, in the Treasury and Asset Management segments. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Segment.

The Bank believes that the presentation of net operating income provides important supplementary information to investors regarding financial and business trends relating to the Bank’s financial condition and results of operations. These measures exclude the impact of reversals (provisions) for loan losses and reversals (provisions) for losses on off-balance sheet credit risk (together referred to as “reversal (provision) for credit losses”) which Bank’s management considers distort trend analysis.

48

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Net operating income disclosed by the Bank should not be considered a substitute for, or superior to, financial measures calculated differently from similar measures used by other companies. These measures, therefore, may not be comparable to similar measurements used by other companies.

Commercial incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans, selected deposits placed, acceptances and contingencies. Operating income from the Commercial Segment includes net interest income from loans, fee income and allocated operating expenses.

Treasury incorporates deposits in banks and all of the Bank’s trading assets, securities available-for-sale and held-to-maturity. Operating income from the Treasury Segment includes net interest income from deposits with banks, trading securities and securities available-for-sale and held-to-maturity, derivative and hedging activities, gains and losses from trading securities, gains and losses on sale of securities available-for-sale, gain and losses on foreign currency exchange, and allocated income and operating expenses.

Asset Management incorporates the balance of the Investment Fund and the assets of the Brazilian Fund. Operating income from the Asset Management Segment includes net interest margin related to the Feeder’s participation in the net interest margin of the Fund, net gains from investment fund trading, fee income, and allocated operating expenses. Operating income from this segment also includes the net interest margin from the Brazilian Fund, as well as net gain (loss) from trading securities, fee income, and allocated operating expenses from the Brazilian Fund.

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In millions of US$)	2012	2011	2012	2011
COMMERCIAL
Interest income	45.0	31.9	89.5	61.8
Interest expense	(17.9)	(13.7)	(35.6)	(27.1)
Net interest income	27.1	18.2	53.9	34.7
Net other income (2)	2.4	2.1	5.4	4.3
Operating expenses	(8.9)	(9.0)	(17.3)	(16.9)
Net operating income (3)	20.6	11.3	42.0	22.1
(Provision) reversal of provision for loan and off-balance sheet credit losses	(4.9)	(0.5)	(0.5)	(0.8)
Recoveries, net of impairment of assets	-	(0.1)	-	(0.1)
Net income attributable to Bladex	15.7	10.7	41.5	21.2

Commercial assets and contingencies (end of period balances):
Interest-earning assets (4)			5,162.8	4,771.2
Other assets and contingencies (5)			455.1	437.1
Total interest-earning assets, other assets and contingencies			5,617.9	5,208.3
TREASURY
Interest income	1.8	3.4	5.1	6.0
Interest expense	(2.3)	1.7	(3.0)	4.1
Net interest income	(0.5)	5.1	2.1	10.1
Net other income (2)	3.9	1.2	9.3	0.8
Operating expenses	(3.2)	(2.5)	(6.3)	(4.8)
Net operating income (3)	0.2	3.8	5.1	6.1
Net income (loss) attributable to Bladex	0.2	3.8	5.1	6.1

Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)			934.0	907.7
Other assets and contingencies (5)			-	-
Total interest-earning assets, other assets and contingencies			934.0	907.7

49

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In millions of US$)	2012	2011	2012	2011
ASSET MANAGEMENT
Interest income	-	0.6	0.6	1.0
Interest expense	(0.6)	(0.4)	(1.0)	(0.9)
Net interest income	(0.6)	0.2	(0.4)	0.1
Net other income (2)	3.8	13.3	6.6	17.9
Operating expenses	(1.4)	(1.9)	(2.8)	(2.7)
Net operating income (3)	1.8	11.6	3.4	15.3
Net income (loss)	1.8	11.6	3.4	15.3
Net income (loss) attributable to the redeemable noncontrolling interest	0.1	0.4	0.2	0.6
Net income (loss) attributable to Bladex	1.7	11.2	3.2	14.7

Funds’ assets and contingencies (end of period balances):
Interest-earning assets (6)			129.6	154.0
Other assets			-	-
Total interest-earning assets, other assets and contingencies			129.6	154.0
TOTAL
Interest income	46.8	35.9	95.2	68.8
Interest expense	(20.8)	(12.4)	(39.6)	(23.9)
Net interest income	26.0	23.5	55.6	44.9
Net other income (2)	10.1	16.6	21.3	23.0
Operating expenses	(13.5)	(13.4)	(26.4)	(24.4)
Net operating income (3)	22.6	26.7	50.5	43.5
(Provision) reversal of provision for loans and off-balance sheet credit losses	(4.9)	(0.5)	(0.5)	(0.8)
Recoveries, net of impairment of assets	-	(0.1)	-	(0.1)
Net income – business segment	17.7	26.1	50.0	42.6
Net income (loss) attributable to the redeemable noncontrolling interest	0.1	0.4	0.2	0.6
Net income attributable to Bladex – business segment	17.6	25.7	49.8	42.0
Other income unallocated - Gain on sale of premises and equipment	5.6	-	5.6	-
Net income attributable to Bladex	23.2	25.7	55.4	42.0

Total assets and contingencies (end of period balances):
Interest-earning assets (4 & 6)			6,226.4	5,832.9
Other assets and contingencies (5)			455.1	437.1
Total interest-earning assets, other assets and contingencies			6,681.5	6,270.0

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets, and gain on sale of premises and equipment.

Reconciliation of Net other income:
Net other income – business segment	10.1	16.6	21.3	23.0
Reversal of provision for losses on off-balance sheet credit risk	(4.9)	(0.5)	(0.5)	(0.8)
Recoveries, net of impairment of assets	-	(0.1)	-	(0.1)
Gain on sale of premises and equipment	5.6	-	5.6	-
Net other income – consolidated financial statements	10.8	16.0	26.4	22.1

(3)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.
(4)	Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the Investment Fund.

Reconciliation of Total assets:
Interest-earning assets – business segment	6,226.4	5,832.9
Allowance for loan losses	(82.1)	(80.8)
Customers’ liabilities under acceptances	2.8	2.2
Premises and equipment	12.4	6.6
Accrued interest receivable	36.9	32.3
Derivative financial instruments used for hedging - receivable	12.6	1.5
Other assets	17.7	12.6
Total assets – consolidated financial statements	6,226.7	5,807.3

50

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Geographic information is as follows:

	Three Months Ended June 30, 2012
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total
Interest income	42,460	28	4,321	18	46,827
Interest expense	(20,479)	-	(310)	(22)	(20,811)
Net interest income	21,981	28	4,011	(4)	26,016

	Six Months Ended June 30, 2012
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total
Interest income	86,352	94	8,206	554	95,206
Interest expense	(38,903)	-	(621)	(36)	(39,560)
Net interest income	47,449	94	7,585	518	55,646

Long-lived assets:
Premises and equipment, net	11,938	8	468	-	12,414

	Three Months Ended June 30, 2011
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total
Interest income	33,102	-	2,198	594	35,894
Interest expense	(12,167)	-	(215)	(28)	(12,410)
Net interest income	20,935	-	1,983	566	23,484

	Six Months Ended June 30, 2011
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total
Interest income	63,658	-	4,111	983	68,752
Interest expense	(23,379)	-	(439)	(47)	(23,865)
Net interest income	40,279	-	3,672	936	44,887

	December 31, 2011
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total
Long-lived assets:
Premises and equipment, net	6,125	10	538	-	6,673

51